UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2021

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 15, 2021, G Medical Innovations Holdings Ltd. (the “Company”) entered into a securities purchase agreement relating to the purchase and sale of a senior convertible note (the “Note”) for gross proceeds of US$5,000,000 (the “Purchase Agreement”) with Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”). Proceeds are expected within ten (10) days of the execution of the Purchase Agreement, subject to customary closing conditions, and such proceeds are intended to be used for general working capital purposes and for the repayment of a certain convertible debenture in the principal amount of $500,000, as well as to pay certain fees and costs associated with the transaction.

The Purchase Agreement provides for, among other things, the issuance of a Note with a US$5,800,000 face value, with a 24-month maturity, 0% annual interest rate, and a fixed conversion price of $3.50 per share (“Conversion Price”) of the Company’s ordinary shares (“Ordinary Shares”). The Company is required to make principal payments in 20 equal monthly installments commencing 120 days after funding (“Repayment”). At the discretion of the Company, the Repayments can be made in: (i) cash; (ii) Ordinary Shares (after Ordinary Shares are registered) (the “Repayment Shares”); or a combination of both. Repayment Shares will be priced at 90% of the average of the five lowest daily VWAPs during the 20 trading days before the issuance of the Common Shares (the “Repayment Price”). The Company will have the right to buy-back the outstanding face value of the Note at any time with no penalty (“Buy-Back Right”). Should the Company exercise its Buy-Back Right, Lind will have the option to convert up to 25% of the face value of the Note at the lesser of the Conversion Price or Repayment Price. Additionally, the Note ranks senior to other Company debt, as more fully detailed in the Purchase Agreement and Note. Further, the Purchase Agreement provides that Lind will also receive a common shares purchase warrant to purchase up to 1,136,363 Ordinary Shares of the Company (“Warrant”). The Warrant may be exercisable with cash payment for 60 months with an exercise price of US$3.50 per Ordinary Share and may be exercised on a cashless basis in the event that a registration statement covering the underlying Common Shares is not deemed effective. Both the Note and the Warrant contain certain anti-dilution protection in certain circumstances. The Company is obligated to file a registration statement covering the Common Shares underlying the Note and Warrant within forty five (45) days of Closing.

In addition, at any time prior to December 1, 2022, subject to the mutual agreement of the Company and Lind, the parties may carry out a second closing for an additional $5,000,000 (the “Second Funding Amount”) in consideration of which the Company shall issue to Lind (i) a convertible promissory note (the “Second Note”) in the principal amount of $5,800,000; and (ii) a warrant (the “Second Warrant”) to purchase an amount of Ordinary Shares equal to the Second Funding Amount divided by the average of the ten (10) daily VWAPs immediately prior to the second closing date, multiplied by fifty percent (50%). The Second Note and the Second Warrant would be in substantially the same form as the Note and the Warrant.

The Purchase Agreement contains customary representations and warranties of the Company and Lind. In addition, the Note contains restrictive covenants and event of default provisions that are customary for transactions of this type.

The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement is incorporated herein by reference only to provide information regarding the terms of the Purchase Agreement, and not to provide any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company's periodic reports and other filings with the Securities and Exchange Commission. The foregoing summaries of the Purchase Agreement, the Note and Warrant do not purport to be complete and are qualified in their entirety by reference to the copies of the Warrant, Purchase Agreement and Note filed herewith as Exhibits 4.1, 10.1 and 10.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Warrant
10.1	Securities Purchase Agreement, dated as of December 15, 2021, by and between the Company and Lind
10.2	Form of Senior Convertible Promissory Note
10.3	Press release dated December 16, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: December 16, 2021	By:	/s/ Yacov Geva
		Name:	Dr. Yacov Geva
		Title:	Chief Executive Officer

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